UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2000
Commission file number 1-13300

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

2980 Fairview Park Drive
Suite 1300
Falls Church, Virginia 22042-4525

CAPITAL ONE FINANCIAL CORPORATION

2980 Fairview Park Drive
Suite 1300
Falls Church, Virginia 22042-4525

Financial Statements and Exhibits

(a)     Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the "Plan") became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2000 and 1999.

(b)     Exhibit 23  Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL ONE FINANCIAL
CORPORATION ASSOCIATE
SAVINGS PLAN
(Name of Plan)

By: _/s/David M. Willey__
Name:           David M. Willey
on behalf of the Benefits Committee,
as Plan Administrator

Dated: June 26, 2001

Capital One Financial Corporation
Associate Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2000 and 1999
with Report of Independent Auditors

Capital One Financial Corporation Associate Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2000 and 1999

Contents

Report of Independent Auditors

Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Auditors

Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ERNST & YOUNG LLP

McLean, VA
June 26, 2001

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	$129,399,254	$87,131,276
Units of American Express Trust Money Market
Fund II	28,164,835	18,423,567
Shares of registered investment companies	112,095,538	76,880,962
Participant notes receivable	9,691,725	6,929,473
Total investments	279,351,352	189,365,278

Receivables:
Employer's contributions	4,492,269	3,274,039
Accrued income	131,797	82,218
Total receivables	4,624,066	3,356,257

Cash and cash equivalents	-	-
Total assets	283,975,418	192,721,535

Liabilities
Administrative expenses payable	82,095	71,258
Net assets available for benefits	$283,893,323	$192,650,277

See accompanying notes.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2000	1999
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of:
Units of Capital One Pooled Company Stock Fund	$ 35,426,741	$ 16,420,767
Units of American Express Trust Money Market
Fund II	5	(5,312)
Shares of registered investment companies	(17,673,476)	10,177,875
Interest	704,365	451,949
Dividends	10,884,042	4,420,346
	29,341,677	31,465,625

Contributions:
Employer's	36,778,501	23,328,337
Participants'	36,375,156	24,398,650
	73,153,657	47,726,987

Total additions	102,495,334	79,192,612

Deductions from net assets attributed to:
Benefits paid to participants	11,004,515	10,041,648
Administrative expenses	247,773	248,285
Total deductions	11,252,288	10,289,933

Net increase prior to transfers	91,243,046	68,902,679
Plan transfers	-	866,805

Net increase	91,243,046	69,769,484

Net assets available for benefits:
Beginning of year	192,650,277	122,880,793
End of year	$283,893,323	$192,650,277

See accompanying notes.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2000

Note 1--Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the "Corporation") established and adopted the Capital One Financial Corporation Associate Savings Plan (the "Plan") for the benefit of its eligible associates. American Express Trust Company (the "Trustee") serves as the administrator and trustee for the Plan and its assets.

Through a November 12, 1998 amendment to the Plan effective January 1, 1999, all employees of Summit Acceptance Corporation (a Texas corporation which was acquired by the Corporation on July 31, 1998) who were eligible participants of the Summit 401(k) Savings Plan (the "Summit Plan"), became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the Summit Plan, effective January 1, 1999. Net assets of $866,805 were transferred from the Summit Plan to the Plan as of January 1, 1999.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Corporation contributes 50% of the first 6% of the participant's annual compensation that a participant contributes to the Plan. The Corporation contributes 3% of participants' eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants' eligible salaries for those participants making pre-tax contributions to the Plan at year-end may be contributed at the option of the Corporation's Board of Directors.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Corporation's contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan, to the extent available. Plan expenses in excess of forfeitures, if any, are absorbed by the Corporation. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service. As of December 31, 2000 and 1999 forfeited nonvested accounts totaled $2,217,817 and $780,421 respectively.

Investment Options
Upon enrollment in the Plan, participants direct the investments of their and the employer's contributions into any of the ten investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation's common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

American Express Trust Equity Index Fund II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

American Express Federal Income Fund - Monies are invested in U.S. government agency securities.

American Express Mutual Fund - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

American Express Stock Fund - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

Baron Asset Fund - Monies are invested in common stocks of small and medium-sized companies.

Davis New York Venture (A) - Monies are invested in common stocks of medium to large-sized companies.

Cash and Cash Equivalents
Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable
Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2--Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition
The Plan's investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Note 3--Investments

The Plan's investments are held in a trust fund administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 2000 or 1999:

	December 31
	2000	1999

Capital One Pooled Company Stock Fund	$129,399,254	$87,131,276
American Express Trust Equity Index Fund II	32,411,750	25,855,077
American Express Trust Money Market Fund II	28,164,835	18,423,567
AIM Constellation Fund	27,404,554	19,418,127
American Express Stock Fund	13,542,479	11,164,089

Note 4--Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5--Income Tax Status

The Internal Revenue Service ruled on April 10, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 6--Transactions with Parties-in-Interest

During 2000 and 1999, certain Plan investments included shares of mutual funds managed by the Trustee. In addition, the Plan had invested $129,399,254 and $87,131,276, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2000 and 1999, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exits.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan
Employer Identification Number 54-1719854; Plan Number 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.
	Shares	Current value

Capital One Pooled Company Stock Fund*	1,615,987	$129,399,254

Registered Investment Companies:	Units
American Express Trust Money Market Fund II*	27,913,986	28,164,835
American Express Trust Equity Index Fund II*	887,001	32,411,750
American Express Federal Income Fund*	898,850	4,320,279
American Express Mutual Fund*	434,664	4,853,503
American Express Stock Fund*	596,916	13,542,479
AIM Constellation Fund	937,323	27,404,554
Templeton Foreign Fund	940,403	9,835,211
Baron Asset Fund	151,662	8,360,106
Davis New York Venture (Class A)	338,315	11,367,656
		140,260,373

Participant Notes Receivable*	6.00%-9.90%	9,691,725

Total		$279,351,352

* Parties-in-interest

Note: Historical Cost is not required to be presented as all investments are participant directed.

EXHIBITS INDEX

Exhibit Number	Description
23	Consent of Independent Auditors

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the following Registration Statements of our report dated June 25, 2001, with respect to the consolidated financial statements and schedule of Capital One Financial Corporation Associate Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000:

Registration Statement Number	Form	Description
33-80263	Form S-8	Marketing and Management Services Agreement
33-86874	Form S-8	Employee Stock Purchase Plan
33-86876	Form S-8	Employee Savings Plan
33-86986	Form S-8	1994 Stock Incentive Plan
33-91790	Form S-8	1995 Non-Employee Directors Stock Incentive Plan
33-97032	Form S-8	Amendment to 1994 Stock Incentive Plan
33-99748	Form S-3	Dividend Reinvestment and Stock Purchase Plan
333-42853	Form S-8	1994 Stock Incentive Plan
333-45453	Form S-8	Associate Savings Plan
333-51639	Form S-8	1994 Stock Incentive Plan, Tier 5 Special Option Program
333-51637	Form S-8	1994 Stock Incentive Plan
333-57317	Form S-8	1994 Stock Incentive Plan, 1998 Special Option Program
333-70305	Form S-8	1994 Stock Incentive Plan, Supplemental Special Option Program
333-78067	Form S-8	1994 Stock Incentive Plan
333-78383	Form S-8	1994 Stock Incentive Plan, 1999 Performance-Based Option Program and Supplemental Special Option Program
333-78609	Form S-8	1999 Stock Incentive Plan
333-78635	Form S-8	1999 Non-Employee Directors Stock Incentive Plan
333-84693	Form S-8	1994 Stock Incentive Plan, Supplemental Special Option Program
333-85227	Form S-3	Debt Securities, Preferred Stock and Common Stock in the amount of $1 billion
333-91327	Form S-8	1994 Stock Incentive Plan
333-92345	Form S-8	1994 Stock Incentive Plan
333-43288	Form S-8	1994 Stock Incentive Plan
333-58628	Form S-8	1994 Stock Incentive Plan
333-61574	Form S-3	Resale of Common Stock (Acquisition of Amerifee Corporation)

McLean, Virginia

June 26, 2001